

November 5, 2013

Via E-mail
Edward E. Cohen
Chief Executive Officer and President
Atlas Energy, L.P.
Park Place Corporate Center One
1000 Commerce Drive, Suite 400
Pittsburgh, PA 15275

 Re: **Atlas Energy, L.P.**
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed March 1, 2013
      File No. 001-32953

      Atlas Pipeline Partners, L.P.
      Form 10-K for the Fiscal Year Ended December 31, 2012
      Filed February 28, 2013
      File No. 001-14998

Dear Mr. Cohen:

 We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ James Allegretto

 James Allegretto
 Senior Assistant Chief Accountant